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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

THE ARISTOTLE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

040 448201

(Cusip Number)

Steven B. Lapin

96 Cummings Point Road

Stamford, CT 06902 (203) 358-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040 448201

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1. NAMES OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Geneve Corporation

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                              (a) [ ]

                                                                                                              (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE

NUMBER                   7. SOLE VOTING POWER

OF SHARES                  964,596 SHARES

BENEFICIALLY

OWNED BY EACH   8. SHARED VOTING POWER

REPORTING                        0       SHARES (See Item 5)

PERSON WITH

                                     9. SOLE DISPOSITIVE POWER

                                          964,596 SHARES

                                   10. SHARED DISPOSITIVE POWER

                                                  0      SHARES (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

964,596 SHARES

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

       CERTAIN SHARES*

                                                                                            [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       50.99%

14. TYPE OF REPORTING PERSON*

        CO

*SEE INSTRUCTIONS

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Item 1. Security and Issuer.

    The undersigned hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4. Purpose of Transaction.

    Item 4 of the Statement is hereby amended to add the following:

    On November 27, 2001, an Agreement and Plan of Merger (the "Merger Agreement") was entered into among the Company, Geneve, Nasco Holdings, Inc. ("NHI"), and Nasco International, Inc. ("Nasco") pursuant to which, among other things, Nasco, an indirect subsidiary of Geneve, will merge (the "Merger") into the Company. The Company will be the surviving corporation in the Merger. Pursuant to the terms of the Merger Agreement, NHI, a subsidiary of Geneve, will receive (a) 15 million shares of Common Stock and (b) 10 million shares of a new Series J Non-Voting Preferred Stock of the Company, carrying a dividend rate of 12% per annum. The Company will, prior to and on the date of the Merger, make a pro rata stock dividend to the holders of Common Stock of one share of $6.00 Series I Voting Preferred Stock of the Company. The Series I Preferred Stock carries a dividend of 11% per annum and is convertible, five years after issuance for a period of 90 days, into one-half share of Common Stock. Geneve and the Company have also entered into an exchange agreement dated as of November 27, 2001 pursuant to which, on the date of the Merger, Geneve will exchange the shares of Series I Preferred Stock which it received as a dividend for the same number of shares of Series J Preferred Stock.

    The Merger, which is expected to close in the first quarter of 2002, is conditioned upon, among other things, (a) approval of the holders of two thirds of the outstanding shares of the Company, and the holders of a majority of the outstanding shares of the Company (other than those held by Geneve) voted on the Merger, (b) on the date of the Merger, each share of the Series I Preferred Stock and the Series J Preferred Stock having the same value of at least $6.00, (d) on the date of the Merger, the value of the Common Stock, after subtracting the value of the Series I Preferred Stock, being no more than $3.00 per share and (e) the receipt by the Company of a fairness opinion from an independent financial advisor.

    Geneve, which currently owns 50.99% of the Company, will, as a result of the aforementioned transactions, own in excess of 90% of the combined companies. In addition, after the Merger, at least a majority of the members of the Board of Directors of the Company will be comprised of Geneve representatives. Geneve will agree, for three years following the Merger, to vote in favor of three non-Geneve members of the Company's current Board of Directors to serve as directors of the Company.

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Signature

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                                                            GENEVE CORPORATION

                                                                                 By: /s/Steven B. Lapin

                                                                                           Steven B. Lapin

December 4, 2001